Mail Stop 3720

April 3, 2007

Mr. James A. Konrath
Chief Executive Officer
Accredited Home Lenders Holding Co.
15253 Avenue of Science
San Diego, CA 92128

> **Re:** **Accredited Home Lenders Holding Co.**
> **Item 4.01 Form 8-K**
> **Filed April 2, 2007**
> **File No. 001-32275**

Dear Mr. Konrath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. You currently state that there were no disagreements between the company and the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused the former accountant to make reference to the subject matter of the disagreement in connection with its opinion on the Company's consolidated financial statements for the year ended December 31, 2005. Please revise your disclosure to remove specific reference to your financial statements for the year ended December 31, 2005. The disclosure is intended to cover the registrant's two most recent fiscal

years and the subsequent interim period preceding the former accountant's resignation, regardless of whether a report has actually been issued for that period.

2. We note that the former accountant advised the company of the need to significantly expand the scope of its audit of the company's financial statements for the year ended December 31, 2006 and, due to their resignation, the former accountant did not so expand the scope of its audit. Please provide the information required by Item 304(a)(1)(iv)(A) through (D) of Regulation S-K with respect to this reportable event, as required by Item 304(a)(1)(v) of Regulation S-K.

3. Please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K. See Item 304(a)(3) of Regulation S-K.

4. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

* * * *

As appropriate, please amend your filing and respond to these comments, via EDGAR, within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kenya Wright Gumbs at (202) 551-3373.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief